SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                     For the month of September, 2004

                              RYANAIR HOLDINGS PLC
                (Translation of registrant's name into English)

                     c/o Ryanair Ltd Corporate Head Office
                                 Dublin Airport
                             County Dublin Ireland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________



                              FLY FOR FREE!
                 RYANAIR ANNOUNCES BIGGEST EVER FREE SEAT SALE
                           3 MILLION SEATS FOR FREE*

Ryanair, Europe's No.1 low fares airline, today (Wednesday, 8th September 2004) announced it's BIGGEST EVER FREE SEAT SALEwith 3 million seats up for grabs (*just pay your taxes). This latest free seat sale, is Europe's biggest - and is available for booking across Ryanair's extensive European network from Thursday, 9th September to midnight Monday, 13th September 04.

Announcing details of Ryanair's biggest ever free seat sale today, Ryanair's Deputy CEO, Michael Cawley said:

        "When it comes to low fares in Europe - Ryanair is No. 1. When it comes to NO FARES, we leave other airlines in our slipstream. Other airlines pretend to be low fares, but only Ryanair guarantees Europe's lowest fares and for this fantastic free seat sale - NO FARES! This year Ryanair will carry over 27.5 million passengers on 171 routes across 17 European countries - its no wonder with these fantastic offers and Ryanair's unbeatable punctuality and customer service.

        "There has never been a better time to grab a bargain with Europe's No. 1 low fares airline, and with this offer you can travel seven days a week right up to February 2005. We would urge passengers to book immediately at www.ryanair.com, as demand for FREE SEATS is always huge."

3 MILLION FREE SEAT SALE DETAILS:

Booking period:   9th September - midnight 13th September

Travel period:    23rd September 2004 - 10 February 2005

Blackout          21st October - 31st October & 18th December - 5th
periods:          January 05

Applicable days:  Monday - Sunday

Advance           14 days - unless otherwise stated
purchase:

Subject to availability - terms & conditions apply - see www.ryanair.com for details

Ends.                          Wednesday, 8th September 2004

Paul Fitzsimmons - Ryanair     Pauline McAlester - Murray Consultants
Tel: 00 353 1 812 1228         Tel: 00 353 1 4980 300.



 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                    RYANAIR HOLDINGS PLC


Date:  08 September, 2004
                                    By:___/s/ Howard Millar____

                                    H Millar
                                    Company Secretary & Finance Director